

13003094

PE 11/22/2013

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

DEC 23 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2013

Act: 1934
Section:
Rule: 14a-8 (OVS)
Public
Availability: 12-23-13

Wayne A. Wirtz
AT&T Inc.
ww0118@att.com

Re: AT&T Inc.
Incoming letter dated November 22, 2013

Dear Mr. Wirtz:

This is in response to your letter dated November 22, 2013 concerning the shareholder proposal submitted to AT&T by Harold G. Plog. We also have received a letter from the proponent dated November 27, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Harold G. Plog
*** FISMA & OMB Memorandum M-07-16 ***

December 23, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: AT&T Inc.
Incoming letter dated November 22, 2013

The proposal provides that "the proxy materials in respect of Company proposals for stockholder approval include along with its own recommendations, as is now being done in respect of shareholder proposals, the bona fide and material countervailing opinions, arguments and recommendations available to and considered by the Board of Directors in determining its recommendations to the company's shareholders."

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(7), as relating to AT&T's ordinary business operations. In this regard, we note that the proposal relates to the presentation of management proposals in the company's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AT&T relies.

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From:	Harry Plog *** FISMA & OMB Memorandum M-07-16 ***
Sent:	Wednesday, November 27, 2013 6:16 PM
To:	shareholderproposals
Cc:	ww0118@att.com
Subject:	ATT No-Action Letter Request re Proposal Submitted by Stockholder Harold Plog

Harold Plog

*** FISMA & OMB Memorandum M-07-16 ***

November 27, 2013

US Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 Fifth Street, NE
Washington, DC 20549

Re: AT&T's Request for "No Action Letter" dated November 22, 2013 in the Matter of Stockholder Proposal dated August 5, 2013 Submitted by Harold Plog.

Lest I be perceived as subscribing to ATT's specious assertions, I am obliged to respond to registrant's attempt to elicit a "no action letter" from the SEC's Division of Corporate Finance ("DCF") in order to quash my proposal before shareholders are given an opportunity to see and vote upon it.

At the outset I draw the reader's attention to the second paragraph of the cover letter of my submission.
Although ATT's request is rife with case law (arguably relevant); "DCF" staff's prior "no-action" letters (admittedly susceptible of going either way) and, innuendo, to support its contention that my proposal violates state and federal law, it does not (and cannot) point to specific law that bars disclosure of that which the proposal clearly seeks or the Company or Board's ability to comply. In fact, Rule 14B-7 states that it is the SEC's concern that shareholders receive full and accurate information about all proposals submitted by proxy under its rules.
The thrust of registrant's 17 or 18 page tirade appears to be little more than an attempt to cloud or detract from the core issue of my proposal, i.e., transparency and shareholder democracy through disclosure of relevant information material and necessary for an informed vote by shareholders on Company proposals. That having been said I turn now to registrant's remaining arguments.

In addition, ATT raises the following discernible points of contention to my submission to justify its exclusion from the proxy materials..

1. It relates to the business or management of the Company
2. It questions the qualifications of nominee-directors.
3. It is moot.
4. It seeks the deliberations of the Board in making its recommendations in respect of Company proposals.
5. And, despite all of the preceding, it is confusing and misleading

A. Registrant speciously contends that my proposal relates to the Company's ordinary business operations or management is wholly without merit. It does not either by its language/terms or by innuendo as the Company need not nor would seek shareholder approval of its day-day operations or management. My proposal only seeks information relative and material to that which the Company would propose for shareholder approval.
B The second point speciously raised in ATT's dissertation accuses my proposal of questioning director-nominees' qualifications. Besides that such cannot be a subject of any proposal by whoever proposed my proposal does not in the remotest question anything; it only seeks available information relevant, necessary and material to an informed vote by shareholders. However, if a nominee's competence is an issue then it should be fair game for shareholders' consideration if they would be asked to approve it.
C. ATT further argues, again speciously, that my proposal is moot (and therefore excludible) as the disclosure I seek is already required by Regulation. However, the only provisions registrant cites deal specifically with disclosure to avoid the appearance of false or misleading statements, or, disclosure favorable to a proposed action but not its detriment. Furthermore, if regulatory requirements were as ATT would suggest then I neither would nor should have to seek its compliance.
D. ATT makes much of its erroneous contention that my proposal seeks the Board's deliberations. To the contrary, as clearly stated therein my proposal seeks only information considered by the Board in its deliberations so that shareholders may make their own. This objection transcends even speciosity.
E. ATT alleges that my proposal is misleading as the "second half" of my supporting statement refers to matters unrelated to my proposal. By deduction then the "first half" is admittedly relevant and not misleading and thereby informs shareholders unambiguously of that which he (she) is asked to vote. The second half, if unrelated to the proposal as ATT insists, does not and cannot change or confound that.

Finally, said "second half" of the proposal's supporting statement was included to hopefully satisfy a requirement of SEC Rule 14a-8h, albeit clearly redundant. It is not a complaint as ATT alleges but a clear and overt statement of fact intended to assure the proposal's survival in a clearly hostile environment. Furthermore it does not violate registrant's by-laws, as implied, which require only that a matter be properly presented at the meeting in order to be "heard". That the proposal by then would already be: qualified for submission; in proxy form; and, presented to the shareholders for their vote in the proxy materials all before the meeting and, as Rule 14a requires, the Company will identify the proposal as in the proxy form at the meeting should more than satisfy any reasonable interpretation of "proper presentation".

In conclusion, unless specious assertions and unsubstantiated opinion be deemed tantamount to proof, ATT has failed in its burden to prove that my proposal and relevant supporting statement fall under any of the 13 substantive bases for exclusion under Rule 14a-8.
Regarding the so-called second half of the proposal's supporting statement, as such has been deemed irrelevant to the proposal by registrant it should not be a subject or of concern for purposes of the no-action letter sought by ATT in the matter of my proposal. However, I would consider its omission if ATT, certainly within its power, assures me that it would not block vote on my proposal, in the proxy form, at the meeting.

Respectfully;

(signed): HGPlog

*** FISMA & OMB Memorandum M-07-16 ***

Cc: Wayne Wirtz (ww0118@att.com



Wayne A. Wirtz
Associate General Counsel
Legal Department
208 S. Akard, Room 3024
Dallas, Texas 75202
(214) 757-3344
ww0118@att.com

1934 Act/Rule 14a-8

By e-mail: shareholderproposals@sec.gov

November 22, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Stockholder Proposal Submitted by Harold Plog

Dear Sir or Madam:

This letter and the accompanying material are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. AT&T has received a stockholder proposal (the "Proposal") from Harold Plog (the "Proponent" or "Plog") for inclusion in AT&T's 2014 proxy materials. This letter, together with the Proposal and the related correspondence, is being submitted to the Staff via e-mail in lieu of mailing paper copies. For the reasons stated below, AT&T intends to omit the Proposal from its 2014 proxy materials.

A copy of this letter and the attachments are being sent concurrently via e-mail to the Proponent advising him of AT&T's intention to omit the proposal from its proxy materials for its 2014 Annual Meeting.

I. The Proposal

On August 7, 2013, AT&T received the Proposal and a cover letter from the Proponent; a copy is attached hereto as *Exhibit A*. The Proponent, as noted in his letter, holds at least 1,800 shares of AT&T common stock as a joint tenant with his wife, Florence Plog. The Proposal states as follows:

> *"__Towards Corporate Transparency__*
> *So that shareholders might rightfully constitute an informal and effective electorate, be it resolved that the proxy materials in respect of Company proposals for stockholder approval include along with its own recommendations, as is now being done*

in respect of shareholder proposals, the bona fide and material countervailing opinions, arguments and recommendations available to and considered by the Board of Directors in determining its recommendations to the company's shareholders."

II. Bases for Exclusion

The Proposal would mandate that when the Company submits a proposal to stockholders, it must include in the proxy statement "the bona fide and material countervailing opinions, arguments, and recommendations available to and considered by the Board of Directors in determining its recommendations to the company's shareholders." AT&T intends to omit the Proposal from its 2014 proxy materials pursuant to Rules 14a-8(i)(1), (2), (3), (7), (8), and (10). AT&T's reasons are set forth below.

A. The Proposal may be properly omitted under Rule 14a-8(i)(1) because it is not a proper subject for stockholder action under Delaware law.

Rule 14a-8(i)(1) provides an exclusion for stockholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal would require action that, under Delaware law, falls within the scope of the powers of the Board of Directors (the "Board"). Section 141(a) of the General Corporation Law of the State of Delaware (the "DGCL") reserves that function to the Board by stating that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 *Del. C.* § 141(a). The Company's certificate of incorporation does not diverge from the default provisions of Section 141(a) of the DGCL.

The Division has consistently permitted the exclusion of stockholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to the board of directors under state law. *See, e.g., Bank of America Corporation* (Feb. 24, 2010) and *MGM MIRAGE* (Feb. 6, 2008).

In summary, the Proposal was not drafted as a request or a recommendation but as a mandate to the Company. The Proposal relates to matters upon which only the Board has the power to act. Accordingly, the Proposal is not proper for stockholder action under Delaware law and is properly excludable under Rule 14a-8(i)(1).

B. The Proposal may be omitted pursuant to Rule 14a-8(i)(2) because it would cause directors to violate their fiduciary duties under Delaware law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which it is subject. AT&T is incorporated under the laws of the State of Delaware. As discussed below and based upon the opinion of Richards, Layton & Finger, P.A. (the "Delaware Law Opinion"), implementation of the Proposal's requirement to disclose Board deliberations would impermissibly limit the authority of the Board to act in the best interests of stockholders, and would cause the members of the Board to violate their fiduciary duties under Delaware law.

Under DGCL, the power to manage the business and affairs of a Delaware corporation is vested in the board of directors, except as otherwise provided in a company's certificate of incorporation or the DGCL. Specifically, Section 141(a) of the DGCL provides, in relevant part, as follows: "The business and affairs of every corporation organized under [the DGCL] shall be managed by or under the direction of a board of directors, except as may be otherwise provided in [the DGCL] or in its certificate of incorporation." 8 *Del. C.* § 141(a). The Company's certificate of incorporation does not diverge from the default provisions of Section 141(a) of the DGCL.

A blanket requirement on the Board to disclose its deliberations when not otherwise required would impermissibly infringe on the authority of the Board to manage the presentation of information to stockholders, and could cause the Directors to breach their fiduciary duties to maintain the confidentiality of information when necessary to act in the best interests of stockholders or where such disclosure would violate contractual or statutory confidentiality requirements. Board deliberations necessarily implicate confidential business information, such as proprietary financial data, sensitive strategic initiatives, trade secrets and personnel information. In their capacities as fiduciaries, directors of a Delaware corporation are obligated to protect this confidential information and to use it in the best interests of the corporation. However, under the Proposal, if the Board receives and considers confidential information or legal advice regarding a company proposal, then it must disclose the information or advice in the Proxy Statement, resulting in a disclosure of sensitive business information to competitors or other persons adverse to the company, or resulting in a waiver of privilege. The Proposal's language is mandatory: "the proxy materials in respect of Company proposals for stockholder approval include . . . the bona fide and material countervailing opinions, arguments and recommendations available to and considered by the Board of Directors[.]" It applies in every situation. As a result, the Proposal is an invalid restraint on the Board's authority under Delaware law.

Under Delaware law, a corporation may not adopt an internal governance provision that would prevent the board of directors from fulfilling its fiduciary duties. In *CA, Inc. v. AFSCME,* 953 A.2d 227, 238 (Del. 2008), the Court held that a bylaw that mandated the reimbursement of election expenses in every situation would force the board to reimburse expenses in circumstances where a proper application of fiduciary principles would preclude doing so. The Court explained that a blanket rule would "commit the board to a course of action that would violate the prohibition against contractual arrangements that preclude them from fully discharging their fiduciary duties."

The Staff has previously recognized the fiduciary obligation of the board to maintain the confidentiality of deliberations. In *Syms Corp.*, (Apr. 17, 2009), a stockholder proposal would have had a stockholder group appoint a non-voting observer, who would attend all board meetings. The issuer submitted an opinion of counsel to the effect that such a provision would impede the board in fulfilling its fiduciary duties by forcing it to allow an observer to witness its internal deliberations. The Staff concurred that the proposal would violate state law and could be properly omitted under Rule 14a-8(i)(2).

The Proposal may also be properly omitted because, if adopted, it would cause the company to breach existing contracts by requiring the disclosure of information subject to non-disclosure agreements. In Staff Legal Bulletin No. 14B, the Staff confirmed that proposals that, if implemented, would cause a company to breach existing contracts may be omitted from a company's proxy statement under Rule 14a-8(i)(2).[1] Further, on numerous occasions the Staff has permitted exclusion of stockholder proposals requesting that a company breach its existing contractual obligations, pursuant to Rule 14a-8(i)(2). *See, e.g., Occidental Petroleum Corporation* (January 20, 2010) (concurring in the omission under Rule 14a-8(i)(2) of a proposal because it may cause the company to breach existing compensation agreements); *General Electric Company* (December 31, 2009) (concurring in the omission under Rule 14a-8(i)(2) of a proposal because implementation of the proposal may cause the company to breach an existing contract); *Citigroup, Inc.* (February 18, 2009) (concurring in the omission under Rules 14a-8(i)(2) and (i)(6) of a proposal because it may cause the company to breach existing employment agreements); *NVR, Inc.* (February 17, 2009) (same); and *Bank of America, Corp.* (February 26, 2008) (concurring in the omission under Rules 14a-8(i)(2) and (i)(6) of a proposal because it may violate the confidentiality provisions of an existing consulting agreement).

For these reasons, the Proposal would contravene Delaware law and may be properly omitted under Rule 14a-8(i)(2).

C. The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

Under Rule 14a-8(i)(7), a company is permitted to exclude a stockholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The Commission has stated that the underlying policy of the ordinary business exception is "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of shareholders since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998).

In Release No. 34-40018, the Commission explained that the policy underlying Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the board of

---

[1] Staff Legal Bulletin No. 14B states: "Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement."

directors. This underlying policy rests on two considerations. The first consideration relates to the subject matter of the proposal and recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that these tasks could not, as a practical matter, be subject to direct stockholder oversight. The second consideration relates to the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which stockholders would not be in a position to make an informed judgment.

The Proposal would seek to direct the Board in the manner by which it complies with Federal and state law in how it presents management proposals. It would expand the required disclosure in the Company's proxy statement by requiring the Board to disclose all *material countervailing opinions, arguments and recommendations* considered by the Board, regardless of whether the Board viewed the information as relevant or appropriate for disclosure.

The proxy statement is drafted under Regulation 14A with the advice of counsel and other experts. The disclosure choices made by the Board as to what to include or not include in soliciting materials are part of the Company's and the Board's legal compliance obligations and judgments. The Company and the Directors are subject to liability for this document, and their disclosure decisions cannot be subject to oversight or management by stockholders. The Board could very well decide that certain "material countervailing opinions, arguments and recommendations" or portions thereof that were considered by the Board should or should not be included in the materials provided to investors. In many cases these deliberations may discuss items that can create significant risks to the Company, such as discussions regarding legal strategies, competitors, suppliers, and customers, among others. The Directors and officers are subject to fiduciary duties owed to the Company, and they have liability under the Federal securities laws for material misstatements and omissions in their solicitation materials. As a result, their judgments in complying with their legal obligations (both fiduciary duty at state level and disclosure at the Federal level) cannot be micromanaged by stockholders. This proposal is akin to stockholders wanting to have a say in the determination of which arguments should be used in the Company's legal briefs in a lawsuit.

In accordance with Release 34-40018, the Staff has routinely concurred in the omission of proposals under Rule 14a-8(i)(7) if they would interfere with the processes by which a company operates or if it relates to the Company's general legal compliance program. In *ConocoPhillips* (Feb. 23, 2006), the Staff concurred in the omission of a proposal as ordinary business when it requested that the board investigate the company's litigation and to supplement its reports filed with the SEC with any missing litigation that may have a material impact on the company. Similarly, in *General Motors* (Mar. 30, 2005), the Staff also concurred in the omission of a proposal as ordinary business where the proposal contained detailed specifications on how to prepare the report and the specific information to be included. *See, also, IDACORP* (Dec. 10, 2007) (proposal that related to the process of introducing and presenting shareholder proposals at the annual meeting was properly omitted as ordinary business); and *Ford Motor Company* (Feb. 12, 2008) (proposal that proxy statement include direct postal mailing address for each director was properly omitted as ordinary business since it related to "procedures for enabling shareholder communications on matters relating to ordinary business").

The process of determining what is to be included in the presentation of a management proposal is fundamentally a management task of the Board that is not appropriate for stockholders. The preparation of the proxy statement is a complex, uniquely management process that involves the fiduciary duties of the Directors, upon which stockholders would not be in a position to make an informed judgment. As a result, the Proposal relates to the ordinary business of the Company and may be properly omitted under Rule 14a-8(i)(7).

D. The Proposal may be omitted pursuant to Rule 14a-8(i)(8) because it relates to a nomination or an election for membership on the Company's Board.

On a number of occasions, the Staff has concurred in the omission of proposals under Rule 14a-8(i)(8) (and its predecessor, Rule 14a-8(c)(8)) where the proposal questions the business judgment, competence or service of directors who will stand for re-election at an upcoming annual meeting of stockholders. The Commission confirmed this interpretation in Release No. 34-62764 (Aug. 25, 2010), stating that a company would be permitted to exclude a proposal pursuant to Rule 14a-8(i)(8) if it "[q]uestions the competence, business judgment, or character of one or more nominees or directors . . . or [o]therwise could affect the outcome of the upcoming election of directors." *See, e.g., Marriott International, Inc.* (Mar. 12, 2010) and *Brocade Communications Systems, Inc.* (Jan. 31, 2007) (both proposals excludable as they questioned the business judgment of board members who were standing for re-election); *see also Exxon Mobil Corporation* (Mar. 20, 2002) (proposal excludable where the proposal, together with the supporting statement, questioned the business judgment of the company's chairman, who planned to stand for re-election); and *AT&T Corp.* (Feb. 13, 2001) (proposal excludable when it questioned the business decisions of the incumbent chairman and CEO who were standing for re-election).

Because the Proposal specifically requires the proxy statement to include "countervailing opinions, arguments and recommendations," it would result in the inclusion in the proxy statement of writings that question the business judgment and ability of the current directors and management, including those directors who will stand for re-election, and "could affect the outcome of the upcoming election of directors." Release No. 34-62764. As a result, the Company may properly omit the Proposal from its proxy materials for its 2014 Annual Meeting under Rule 14a-8(i)(8).

E. The Proposal may be omitted under Rule 14a-8(i)(10) as moot because the existing disclosure requirements of the Federal securities laws already address the concerns raised by the Proposal.

AT&T believes that the Proposal may be properly omitted under Rule 14a-8(i)(10), which permits the exclusion of a proposal "if the company has already substantially implemented the proposal." *See* Release No. 40018 (May 21, 1998). In addition, it has been long established in Staff no-action letters that a company may exclude a proposal under Rule 14a-8(i)(10) as moot due to the existence of regulatory requirements that already require the company to make disclosures on matters addressed by the proposal. *See, e.g., Eastman Kodak Company* (Feb. 1, 1991).

In the supporting statement, the Proponent explains the purpose of the Proposal is to provide stockholders with "the wherewithal to render an informed" vote on management proposals. However, the Federal securities laws and the regulations promulgated thereunder already impose disclosure requirements, including regulations regarding management proposals, designed to provide adequate information to stockholders to make informed decisions. For example, Schedule 14A contains extensive disclosure requirements for proposals contained in proxy solicitations. Complementing Schedule 14A is Rule 14a-9, which prohibits the omission of material facts necessary to make statements made in the disclosures not false or misleading. As a result, Schedule 14A and Rule 14a-9, along with Rule 10b-5 and the other requirements of the securities laws, satisfactorily address the concerns underlying the Proposal.

There is clear precedent for this analysis under the Rule 14a-8(i)(10) mootness exclusion as it relates to SEC disclosure requirements. In *Eastman Kodak Company*, the Staff concurred in the omission of a proposal under Rule 14a-8(i)(10) that requested the disclosure of all environmental fines, no matter how small, innocent, or otherwise immaterial notwithstanding the obligations of the issuer to report environmental sanctions under S-K Item 103. For its part, Item 103 limited the required disclosure to environmental proceedings "where monetary sanctions may exceed $100,000." The Staff noted that the SEC, in adopting Item 103, had already called for disclosure of "important" environmental proceedings; that such Item 103 disclosures were sufficient for an investor to "evaluat[e] [a registrant's] environmental compliance and [the] impact on the [registrant's operations]"; and that the SEC had therefore "allow[ed] omission of disclosure about immaterial government proceedings."

The Staff has concurred in other Rule 14a-8(i)(10) letters that a proposal may be excluded as moot due to the existence of regulatory requirements that require a public company to make disclosures regarding subjects addressed by the proposal. *See, e.g., Honeywell International, Inc.* (Feb. 14, 2005) (concurring that a proposal requesting that the Board establish a policy of expensing in the annual income statement the costs of all future stock options was excludable under Rule 14a-8(i)(10) where the company was required to comply with revised Financial Accounting Standards Board 123). *See, also, Pfizer Inc.* (Feb. 15, 2005) (same).

Therefore, the Company believes that the Proposal is properly excludable as substantially implemented under Rule 14a-8(i)(10) because U.S. federal and applicable state law already require the disclosure of the information sought by the Proponent.

F. The Proposal is impermissibly vague and indefinite because half of the supporting statement is devoted to a request for assistance by the Proponent and to his complaint that stockholders must attend the meeting to submit a proposal. As a result, this allows stockholders to infer that the Proposal is for a purpose other than disclosure of board deliberations, and, therefore, is materially false and misleading in violation of Rule 14a-9 and may be properly omitted under Rule 14a-8(i)(3).

The second half of the Proponent's supporting statement is devoted to his complaint that stockholders should not be required to attend the Company's annual meeting to submit their proposals, followed by a request to those who attend the meeting to submit the Proposal on the Proponent's behalf if he is not in attendance. The supporting statement complains that the "use of the [proxy statement] method would seem to evidence the proponent's intention not to attend the meeting," and that Rule 14a-8 requires "proponents to also be present at the meeting to again present their proposals." He continues his criticism of Rule 14a-8 by stating "Failure to appear or be represented at the meeting then is construed to permit the Company to quash the proposal in the current and succeeding two years."

Next, the supporting statement provides: "This ludicrous requirement and its consequence may be simply averted, I'm told, if anyone else at the meeting qualified to do so should present the proposal instead. As the Company has expressed its adamant opposition to my proposal and that it would block vote on it should neither I nor my representative attend the annual meeting of shareholders, then in the event that should be the case and to satisfy the form over substance requirement I would be left only to ask, simply: "anyone?"[2] In effect, the Proponent has tacked on to his Proposal not only a criticism of Rule 14a-8 but also a separate solicitation for assistance from other stockholders.

In his cover letter, the Proponent explains that his submission of the Proposal is not a statement that he will attend the meeting. There, he hints at his non attendance by stating, "I do not attest thereby to any intention neither to attend nor be represented at the meeting to again present and

[2] With respect to his request to other attendees of the annual meeting, AT&T notes that Article I, Section 8 of its Bylaws states: "No business may be transacted at an annual meeting of stockholders, other than business that is ... (c) otherwise properly brought before the meeting by a stockholder as of the record date for the determination of stockholders entitled to vote at such annual meeting." Unless the stockholder appears in person or through a representative acting on behalf of stockholder, the Proposal may not be introduced. Asking random stockholders to submit the Proposal on their own is not the same as appointing an agent who acts on behalf of, and owes duties to, the stockholder. The Bylaw is clear that the stockholder must appear to submit the Proposal.

support my proposal (also to be presented by the Company as in the Proxy form...)." As a result, his compliant about the rules and his solicitation of others to submit the Proposal is part and parcel of his entire Proposal and cannot be separated out.

The litany of the Proponent's complaints about Rule 14a-8 and the Company, together with his solicitation for assistance from other stockholders, creates a confusing set of issues for the stockholders. In examining the Proponent's materials, a stockholder could view a vote as supporting or opposing any one or more of the following four points:

(a) a request for additional disclosures of deliberations by the Board;
(b) a condemnation of the requirements of Rule 14a-8;
(c) a proposal to permit other stockholders to submit proposals; or
(d) the stockholder may be consenting to the Proponent's request to present the Proposal at the annual meeting, but the stockholder may not, in fact, intend to vote for the Proposal.

In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), the Staff indicated that modification or exclusion of a proposal may be appropriate where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable stockholder would be uncertain as to the matter on which she is being asked to vote." The Staff's position in SLB 14B is consistent with prior no-action precedent.

The Staff has permitted exclusion under Rule 14a-8(i)(3) of proposals or supporting statements where the supporting statement is irrelevant to the action sought by the proposal. In *Energy East Corporation* (Feb. 12, 2007), for example, the Staff permitted exclusion of a proposal where the focus of the proposal was executive compensation while the supporting statement addressed issues including director independence and plurality voting standards. *See also Bob Evans Farms, Inc.* (Jun. 26, 2006) (permitting exclusion of supporting statement where it "fail[ed] to discuss the merits" of the proposal and did not aid stockholders in deciding how to cast their votes); *Burlington Northern Santa Fe Corp.* (Jan. 31, 2001) (permitting exclusion of supporting statement involving racial and environmental policies as irrelevant to a proposal seeking stockholder approval of poison pills); *Boise Cascade Corp.* (Jan. 23, 2001) (permitting exclusion of supporting statements regarding the director election process, environmental and social issues and other topics unrelated to a proposal calling for the separation of the CEO and chairman); and *Freeport-McMoRan Copper & Gold Inc.* (Feb. 22, 1999) (permitting exclusion of a proposal unless revised to delete discussion of a news article regarding alleged conduct by the company's chairman and directors that was irrelevant to the proposal's subject matter, the annual election of directors).

As in the examples referenced above, the Proposal's supporting statement contains detailed and complex references to matters that are entirely unrelated to the Proposal's subject matter. Upon examination, this Proposal goes further than the above cases by not just introducing irrelevant complaints, but by actually soliciting stockholder action. While the Proposal purports to relate to disclosure of board deliberations, over half of the supporting statement is devoted to objections to Rule 14a-8 and the solicitation of assistance. This solicitation is no different than a request for financial assistance to travel to the annual meeting or a request for a boycott of the company's products in protest of its voting policies. The supporting statement is misleading because its discussion is completely unrelated to the Proposal's focus and will likely confuse stockholders as to what they are being asked to approve. This causes the Proposal to violate Rule 14a-9 and, therefore, the Proposal may be properly excluded under Rule 14a-8(i)(3).

* * *

If you have any questions or need additional information, please contact me at (214) 757-3344.

Sincerely,



Enc.

cc: Harold Plog (via e-mail:)

Index to Exhibits

Exhibit	**Description**
A	Proposal with cover letter, dated August 7, 2013
B	Richards, Layton & Finger Delaware law opinion

Exhibit A

RECEIVED

AUG 07 2013

CORPORATE
SECRETARY'S OFFICE

Harold G Plog

*** FISMA & OMB Memorandum M-07-16 ***

August 5, 2013

Senior Vice President and Secretary of AT&T
208 S. Akard Street, Suite 3241
Dallas, TX 75202

Re: Proposal of Security Holder: **Towards Corporate Transparency**

I, Harold G Plog, joint-shareholder (and a sole permissible proponent for jointly owned shares in Company and SEC staffs' opinions) of more than $4000 in value of AT&T common stock held continuously for over one year states, as required by Exchange Act Rule 14-8(b)(2)(ii)(C), that I intend to continue to do so through the date of the next meeting of shareholders, offer the proposal and supporting statement below for inclusion in the proxy materials for the 2014 Annual Meeting of Stockholders. Furthermore, although I seek to use the proxy method to present my proposal and supporting statement to Company's shareholders I do not attest thereby to any intention neither to attend nor be represented at the meeting to again present and support my proposal (also to be presented by the Company as in the Proxy form) lest the Company seize the opportunity to exclude my proposal pursuant to SEC Division of Corporate Finance's SLB 14(C)(4)(b).

Assuming the preceding satisfies requirements imposed upon shareholders wishing to use the proxy method to submit a proposal and unable to discern how mine might, as has been speciously suggested previously, violate company business practice or state or federal law or that it may be improper or impossible to effectuate where pertaining only to information that will be available and to a practice as already in effect (regarding shareholder proposals), my proposal and supporting statement follow.

The Proposal

Towards Corporate Transparency

So that shareowners might rightfully constitute an informed and effective electorate, be it resolved that the proxy materials in respect of Company proposals for stockholder approval include along with its own recommendations, as is now being done in respect of shareholder proposals, the bona fide and material countervailing opinions, arguments and recommendations available to and considered by the Board of Directors in determining its recommendations to the company's shareholders.

Supporting Statement

(continued)

AT&T August 5, 2013

Towards Corporate Transparency- Supporting Statement (continued)

Included in the proxy materials along with shareholder proposals and their supporting statements for Company action and shareholder consideration, the Company invariably sets forth its opposing views thereby presumably enabling shareholders to make informed judgments regarding the proposals' merit. However, in the case of Company proposals, shareholders are given only the pros and the Board's recommendation in favor. Opposing views, whatever they may be, provided to and considered by the Board remain with the Company and its Board. This proposal seeks for shareholders those negative views, nothing more but also nothing less, so that they might make more informed decisions in respect of Company proposals just as the Company would have them do in respect of shareholder proposals.

If a matter requires and merits shareholders' vote then they should be provided the wherewithal to render an informed one. Shareholder democracy demands it. And, if the information sought by this proposal would only serve to confuse the Company's owners, then perhaps the Company should not have proposed the proposal in the first place. It would rise to the height of arrogance for the Company to suggest that only board members are capable of understanding that which, presumably, is in the best interests of stockholders as well as the Company.

Ordinarily, a shareowner unable to attend a meeting of stockholders but wishing to present a proposal for company action and stockholder approval would chose the proxy method widely accepted as available for the purpose. However, as use of the method would seem to evidences the proponent's intention not to attend the meeting (and despite that the company is required by the same Rule to present the proposal as in the proxy form) it runs counter to provision in SEC's Rule 14a-8 (re shareholder requirements to use the proxy method) requiring, amazingly, such proponents to also be present at the meeting to again present their proposals. Failure to appear or be represented at the meeting then is construed to permit the Company to quash the proposal in the current and succeeding two years.

This ludicrous requirement and its consequence may be simply averted, I'm told, if **anyone** else at the meeting qualified to do so should present the proposal instead. As the Company has expressed its adamant opposition to my proposal and that it would block vote on it should neither I nor my representative attend the annual meeting of shareholders, then in the event that should be the case and to satisfy the form over substance requirement I would be left only to ask, simply: "***anyone***?"



Harold G. Plog

Exhibit B

RICHARDS
LAYTON &
FINGER
Attorneys at Law

November 22, 2013

AT&T Inc.
175 E. Houston
San Antonio, TX 78205

Re: Stockholder Proposal Submitted by Harold G. Plog

Ladies and Gentlemen:

We have acted as special Delaware counsel to AT&T Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Harold G. Plog (the "Proponent") for presentation at the Company's 2014 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter of Delaware law.

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on May 1, 2009 (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proponent requests that the following resolution be included in the Company's proxy statement for the Annual Meeting:

> **Towards Corporate Transparency**
>
> So that shareowners might rightfully constitute an informed and effective electorate, be it resolved that the proxy materials in respect of Company proposals for stockholder approval include along with its own recommendations, as is now being done in respect of shareholder proposals, the bona fide and material countervailing opinions, arguments and recommendations available to and considered by the Board of Directors in determining its recommendations to the company's shareholders.

The Proposal also contains a Supporting Statement, which reads, in relevant part, as follows:

> Included in the proxy materials along with shareholder proposals and their supporting statements for Company action and shareholder consideration, the Company invariably sets forth its opposing views thereby presumably enabling shareholders to make informed judgments regarding the proposals' merit. However, in the case of Company proposals, shareholders are given only the pros and the Board's recommendation in favor. Opposing views, whatever they may be, provided to and considered by the Board remain with the Company and its Board. This proposal seeks for shareholders those negative views, nothing more but also nothing less, so that they might make more informed decisions in respect of Company proposals just as the Company would have them do in respect of shareholder proposals. . . .

DISCUSSION

You have asked our opinion as to whether the Proposal, if adopted and implemented, would violate Delaware law. For the reasons set forth below, in our opinion, the Proposal, if adopted and implemented, would violate Delaware law, because it would impermissibly infringe on the authority of the Board of Directors of the Company (the "Board") to determine the material information disclosed in connection with any matter on which stockholder action is sought, and could cause the directors to breach their fiduciary duty to maintain the confidentiality of the Company's confidential information and to protect the interests of the Company and its stockholders.

The board of directors of a Delaware corporation is vested with substantial discretion and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provides in relevant part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.[1]

If there is to be any variation from the mandate of Section 141(a) of the General Corporation Law, it can only be as "otherwise provided in [the General Corporation Law] or in its certificate of incorporation."[2] The Certificate of Incorporation does not grant the Company's stockholders the power to manage the Company with respect to any specific matter or any general class of matters. Thus, under the General Corporation Law, the Board holds the principal authority to manage the Company.[3]

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[1] 8 *Del. C.* § 141(a).

[2] *Id.*; *see also Lehrman v. Cohen*, 222 A.2d 800, 808 (Del. 1966).

[3] The distinction set forth in the General Corporation Law between the role of the board of directors and the role of the stockholders is well established. *See CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 232 (Del. 2008); *Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998). A fundamental principle of the management of any Delaware corporation is that the board of directors directs the decision-making process regarding the corporation's business and affairs. *See McMullin v. Beran*, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 *Del. C.* § 141(a)); *see also In re CNX Gas Corp. S'holders Litig.*, 2010 WL 2705147, at *10 (Del. Ch. July 5, 2010) ("the premise of board-centrism animates the General Corporation Law"). In *Norte & Co. v. Manor Healthcare Corp.*, the Court expressed the rationale for these statements as follows: "Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of

While it grants broad managerial authority to the board of directors, the General Corporation Law recognizes that certain fundamental matters must be submitted to a vote of the corporation's stockholders,[4] and that other matters may be submitted to a vote of stockholders.[5] In specified circumstances, the General Corporation Law provides that the board of directors, in submitting a matter to a vote of the stockholders, must first declare its advisability.[6] Where such a determination is required—as is the case with, *inter alia*, amendments to the certificate of incorporation under Section 242 of the General Corporation Law and mergers under Section 251 of the General Corporation Law—the board of directors, in seeking stockholder approval of the matter, is required to disclose its recommendation to stockholders.[7]

In fulfilling their managerial responsibilities, directors of Delaware corporations are charged with a fiduciary duty to the corporation and to the corporation's stockholders.[8] Significantly, directors owe a "duty of candor," or "duty of disclosure," derived from their fiduciary duties of care and loyalty.[9] This duty requires directors, when they are seeking stockholder action, to disclose all information material to the stockholders' decision.[10] "An

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the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders." 1985 WL 44684, at *3 (Del. Ch. Nov. 21, 1985) (citations omitted).

[4] *See, e.g.*, 8 *Del. C.* § 242 (amendments to the certificate of incorporation); *id.* § 251 (mergers); *id.* § 271 (sales, leases or exchanges of all or substantially all of the corporation's assets).

[5] *See, e.g.*, *id.* § 144(a)(2).

[6] *See, e.g.*, *id.* § 242(b) (requiring, for an amendment to the certificate of incorporation, that the board of directors "adopt a resolution setting forth the amendment, declaring its advisability" and submitting it to the stockholders); *id.* § 251(b) (requiring "the board of directors of each corporation which desires to merger or consolidate" to "adopt a resolution approving an agreement of merger or consolidation and declaring its advisability" prior to submitting the vote to stockholders for adoption). *See also Blades v. Wisehart*, 2010 WL 4638603 (Del. Ch. Nov. 20, 2010) (describing the procedures required by Section 242 of the General Corporation Law to effect an amendment to the certificate of incorporation), *aff'd sub nom. Wetzel v. Blades*, 2011 WL 6141022 (Del. Dec. 9, 2011).

[7] *See Smith v. Van Gorkom*, 488 A.2d 858, 888 (Del. 1985) ("The Board could not remain committed to the … merger and yet recommend that its stockholders vote it down."); *cf. In re Primedia, Inc. S'holders Litig.*, 67 A.3d 455, 494-95 (Del. Ch. 2013).

[8] *See Weinberger v. UOP, Inc.*, 457 A.2d 701 (Del. 1983).

[9] *See Pfeffer v. Redstone*, 965 A.2d 676, 684 (Del. 2009).

[10] *See Stroud v. Milliken Enters., Inc.*, 552 A.2d 476, 480 (Del. 1989); *Malone v. Brincat*, 722 A.2d 5, at 12 (Del. 1998).

omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote."[11]

The Proposal, if adopted and implemented, would violate Delaware law because it would impermissibly intrude upon the Board's fiduciary duty to disclose to stockholders the information that the Board determines to be material with respect to the matter on which stockholder action is sought. The Proposal purports to require the Board, in exercising its judgment as to which matters should be disclosed to stockholders, to include "the bona fide and material countervailing opinions, arguments and recommendations available to and considered by the Board of Directors in determining its recommendations to the company's shareholders." The Proposal does not permit the Board to exclude from the Company's proxy materials information regarding any such "countervailing opinions, arguments and recommendations," even if the Board determines, in the exercise of its fiduciary judgment, that the inclusion of such information would be misleading to stockholders, would constitute "self-flagellation" or would be irrelevant.[12] In any situation where the inclusion of such information would be misleading, the policy contemplated by the Proposal would put the Board in the untenable position of breaching its fiduciary duty of disclosure, on the one hand, or breaching the policy, on the other.

Under Delaware law, the Company may not implement a policy, like the one contemplated by the Proposal, that would prevent the Board from fulfilling its fiduciary duties. For example, in *CA, Inc.*, the Delaware Supreme Court held that a proposed stockholder adopted bylaw that mandated that the board of directors reimburse a stockholder for its expenses in running a proxy contest to elect a minority of the members of the board of directors would violate Delaware law because it mandated reimbursement of proxy expenses even in circumstances where a proper application of fiduciary principles would preclude doing so.[13] As with the bylaw at issue in *CA, Inc.*, the Proposal would compel the Board to take a specific action—in this case, the disclosure of information in connection with matters submitted to stockholders—even if the Board, in the exercise of its fiduciary duties, has determined that taking such action would constitute a violation of its fiduciary duties.

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[11] *Rosenblatt v. Getty Oil Co.*, 493 A.2d 929, 944 (Del. 1985) (citing *TSC Indus., Inc. v. Northway, Inc.*, 426 U.S. 438, 449 (1976)).

[12] *Cf. Stroud v. Grace*, 606 A.2d 75, 84 n.1 (Del. 1992) ("We recognize the long-standing principle that to comport with its fiduciary duty to disclose all relevant material facts, a board is not required to engage in 'self-flagellation' and draw legal conclusions implicating itself in a breach of fiduciary duty from surrounding facts and circumstances prior to a formal adjudication of the matter."); *TCG Securities, Inc. v. Southern Union Co.*, 1990 WL 7525, at *7 (Del. Ch. Jan. 31, 1990) ("The simple fact of the matter is that a reasonable line has to be drawn or else disclosures in proxy solicitations will become so detailed and voluminous that they will no longer serve their purpose.").

[13] 953 A.2d at 239-40.

As noted above, the General Corporation Law requires that, with respect to certain matters requiring a stockholder vote, such as amendments to the certificate of incorporation and mergers, the board of directors, in seeking the stockholder vote, is required to provide its recommendation to stockholders.[14] The Delaware Court of Chancery recently described this duty, in the context of a merger, as follows:

> Section 251(b) of the Delaware General Corporation Law provides that "[t]he board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability." This single sentence imposes two separate statutory obligations. First, the board must "approv[e] [the] agreement of merger." Second, the board must "declar [e] its advisability." The board's declaration of advisability is typically referred to as the board's merger recommendation, although Section 251 does not use that term.
>
> Under Section 251(c), following board approval, the merger agreement must be submitted to stockholders "for the purpose of acting on the agreement." The board's recommendation is material information that must be communicated to the stockholders in connection with their vote on the merger. A board has an ongoing obligation to review and update its recommendation. The duty includes "an obligation to use reasonable care in presenting a recommendation for stockholder action and in gathering and disseminating corporate information in connection with that recommendation."
>
> "Delaware law requires that a board of directors give a meaningful, current recommendation to stockholders regarding the advisability of a merger including, if necessary, recommending against the merger as a result of subsequent events." This obligation flows from the bedrock principle that "when directors communicate publicly or directly with shareholders about corporate matters, the

[14] *See, e.g.*, 8 *Del. C.* §§ 242, 251; *see also Van Gorkom*, 488 A.2d at 888 (a board cannot "delegate to the stockholders the unadvised decision as to whether to accept or reject the merger").

> *sine qua non* of directors' fiduciary duty to shareholders is honesty."[15]

Thus, the Board's obligation, in making an advisability determination and seeking a vote of stockholders, implicates its duty to communicate honestly to stockholders the basis of its recommendation. The Proposal, however, would mandate that the Board include in any proxy statement information that is contrary to the Board's recommendation. By forcing the Board to include information *contrary* to its recommendation, the mandates of the Proposal would cause the Board to breach its duty to honestly communicate the basis for its recommendation on any matter that requires the Board to make an advisability determination before submitting such matter to the stockholders for their adoption.

In addition, under Delaware law, directors have a duty to keep corporate information confidential. The directors' duty of loyalty requires them to protect the interests of the corporation and to refrain from activities that would harm or disadvantage the corporation and its stockholders.[16] Unauthorized use of confidential information, to the detriment of the corporation or to the benefit of the director, breaches a director's duty of loyalty.[17] The Proposal, if implemented, would require the Board to disclose "the bona fide and material countervailing opinions, arguments and recommendations available to and considered by the Board of Directors in determining its recommendations to the company's shareholders." To the extent that any "countervailing opinions, arguments and recommendations" involve confidential corporate information, the Proposal, if implemented, could force the Company's directors to breach their duty to keep corporate information confidential. Additionally, to the extent any such "countervailing opinions, argument and recommendations" involve privileged information, the Proposal would effectively force the directors to waive applicable privileges, regardless of whether the Board determined that it is in the best interests of the Company and its stockholders to preserve such privileges. As such, the Proposal, if implemented, could cause the Company's directors to breach their duty to protect the interests of the Company and its stockholders.

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[15] *In re Primedia, Inc. S'holders Litig.*, 67 A.3d 455, 490-91 (Del. Ch. 2013) (internal citations and notes omitted).

[16] *Guth v. Loft, Inc.*, 5 A.2d 503, 510 (Del. 1939).

[17] *See, e.g., Shocking Techs., Inc. v. Michael*, 2012 WL 4482838, at *9 (Del. Ch. Oct. 1, 2012) (stating that a director "may not use confidential information, especially information gleaned because of his board membership, to aid a third party which has a position necessarily adverse to that of the corporation").

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted and implemented, would violate Delaware law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

JMZ